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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ITEQ, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   450430103
                                 (CUSIP Number)

                                Richard L. Wynne
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                 (713) 226-0600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 27, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D

CUSIP NO. 450430103                                           PAGE 2 OF 6 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARK E. JOHNSON

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,368,062

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,368,062

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,368,062

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of ITEQ, Inc., formerly known as Air-Cure Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

ITEM 2.  IDENTITY AND BACKGROUND.

         Mark E. Johnson is an individual whose business address is 2727 Allen Parkway, Suite 760, Houston, Texas 77019. Mr. Johnson is a director and chairman of the board, president and chief executive officer of the Issuer.
Mr. Johnson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws. Mr. Johnson is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Johnson initially acquired his shares of Common Stock in exchange for an aggregate of 42,500 shares of common stock of Allied Industries, Inc. ("Allied"), pursuant to the terms of the Agreement and Plan of Merger dated October 13, 1995 (the "Merger Agreement"), among the Issuer, its wholly-owned subsidiary, Air-Cure Acquisition Corporation, Allied and Mr. Johnson and Pierre
S. Melcher, as owners of all of the capital stock of Allied.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The transaction that gave rise to this filing was the sale (the "Sale") by Mark E. Johnson and Pierre S. Melcher of 300,000 shares and 400,000 shares of Common Stock respectively, which shares represent more than 1% of the issued and outstanding Common Stock. The Sale occurred on May 27, 1997, pursuant to closing of a firm commitment underwritten public offering of Common Stock on behalf of the Company and certain selling stockholders (including Messrs. Johnson and Melcher) under Registration Statement on Form S-2 No. 333-23245, declared effective by the Securities and Exchange Commission on May 20, 1997.

         As a result of the Sale, Messrs. Johnson and Melcher are no longer entitled to nominate two persons to the Issuer's board of directors. These nomination rights formed the basis of the group filing by Messrs. Johnson and Melcher of their initial Schedule 13D and amendments thereto. Accordingly, simultaneously with the Sale, Mr. Johnson determined that a group filing of
Schedule 13D is no longer appropriate, and accordingly, has made this filing.
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                                                                     Page 4 of 6


         Mr. Johnson has no present intention to acquire or dispose of additional shares of Common Stock, although such intention is subject to change at any time.

         Although, Mr. Johnson has no specific plans or proposals regarding the Issuer in his capacity as a shareholder, he will continue to evaluate all alternatives with regard to his shares of Common Stock. Except as set forth above, Mr. Johnson has no present plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although he reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr Johnson is the beneficial owner of 1,368,062 shares of the Common Stock, representing 8.3% of the Issuer's Common Stock. These shares of Common Stock include (i) 1,364,062 shares of Common Stock held directly by Mr. Johnson and (ii) 4,000 shares of Common stock held indirectly through an individual retirement account.

(b) Mr. Johnson has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of all 1,368,062 shares of Common Stock.

(c) On December 20, 1996, Mr. Johnson purchased, through an individual retirement account, 1000 shares of Common Stock at $4.4375 per share in an open market transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Johnson executed a Stock Distribution Agreement (with the Issuer) dated December 28, 1995 ("Stock Distribution Agreement"). The Stock Distribution Agreement provides, among other things, that (a) the Issuer will use its best commercial efforts to keep the registration statement described in the Merger Agreement (the "Registration Statement") covering the resale of shares registered on Mr. Johnson's behalf current and effective for three years after the closing of the Merger Agreement (which period expires December 1998),
(b) if Mr. Johnson intends to sell any of such shares under the Registration Statement, he will give written notice to the Issuer at least two business days prior to making any offers or sales of such shares, and (c) Mr. Johnson agrees that he will offer and sell shares under the Registration Statement only in compliance with applicable securities laws.

         Mr. Johnson executed a Lock-Up Agreement with Deutsche Morgan Grenfell Inc., EVEREN Securities, Inc. and Sanders Morris Mundy, acting as representatives of the several underwriters, dated June 3, 1997, in connection with a underwritten public offering of the Issuer's Common Stock. The Lock-Up Agreement provides, among other things, that Mr. Johnson will not for a period of 180 days, without the prior written consent of Deutsche Morgan Grenfell
Inc., except as provided in the
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                                                                     Page 5 of 6

related Underwriting Agreement, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any security convertible into or exchangeable or exercisable for Common Stock, (b) file or demand that the Company file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (c) enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A        Agreement and Plan of Merger dated as of October 13, 1995, among the Issuer, Air-Cure Acquisition Corporation, Allied
                 Industries, Inc., Mark E. Johnson and Pierre S. Melcher.

Exhibit B        Stock Distribution Agreement between the Issuer and Mark E.
                 Johnson dated December 28, 1995.

Exhibit C        Lock-Up Agreement among Deutsche Morgan Grenfell Inc., EVEREN
                 Securities, Inc. and Sanders Morris Mundy, as representatives of the several underwriters, and Mark E. Johnson, dated June
                 3, 1997.




                            [SIGNATURE PAGE FOLLOWS]
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                                                                     Page 6 of 6

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 1997


                                            /s/ Mark E. Johnson
                                            -------------------------------
                                            Mark E. Johnson
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                               INDEX TO EXHIBITS


Exhibit A        Agreement and Plan of Merger dated as of October 13, 1995, among the Issuer, Air-Cure Acquisition Corporation, Allied
                 Industries, Inc., Mark E. Johnson and Pierre S. Melcher.

Exhibit B        Stock Distribution Agreement between the Issuer and Mark E.
                 Johnson dated December 28, 1995.

Exhibit C        Lock-Up Agreement among Deutsche Morgan Grenfell Inc., EVEREN
                 Securities, Inc. and Sanders Morris Mundy, as representatives of the several underwriters, and Mark E. Johnson, dated June
                 3, 1997.